[Verizon Letterhead]

August 30, 2005

Michele M. Anderson, Esq.

    Legal Branch Chief

    Division of Corporation Finance

Albert Pappas, Esq.

    Staff Attorney

    Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Verizon Communications Inc.

Registration Statement on Form S-4 – Registration No. 333-124008

Dear Ms. Anderson and Mr. Pappas:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Verizon Communications Inc., a Delaware corporation (“Verizon”), hereby respectfully requests that, in connection with the registration under the Securities Act of up to 186,784,491 shares of Verizon’s Common Stock, par value $0.10 per share, the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12 p.m. on August 31, 2005 or as soon thereafter as possible.

In connection with its request for acceleration of the above-referenced Registration Statement, Verizon hereby acknowledges the following:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve Verizon from its full responsibility for the adequacy and accuracy of the disclosure in such above-referenced Registration Statement; and

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

August 30, 2005

•	Verizon may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marianne Drost

Marianne Drost

Senior Vice President, Deputy General Counsel and

Corporate Secretary